UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Alphatec Holdings, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
02081G 10 2

(CUSIP Number)
12/31/07

(Date of Event Which Requires filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
☑ Rule13d-1(b)
☐ Rule13d-1(c)
☐ Rule13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	02081G 10 2	Page	2	of	6

1	NAMES OF REPORTING PERSONS Federal Insurance Company 13-1963496 The Chubb Corporation 13-2595722

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Federal Insurance Company – Indiana, U.S. The Chubb Corporation – New Jersey, U.S.

	5	SOLE VOTING POWER

NUMBER OF		2,999,834 shares of Common Stock

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,999,834 shares of Common Stock

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,999,834 shares of Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.4% of shares of Common Stock.

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

Federal Insurance Company – IC The Chubb Corporation – HC

CUSIP No.	02081G 10 2	Page	3	of	6

ITEM 1(a).	Name of Issuer:

Alphatec Holdings, Inc.

ITEM 1(b).	Address of Issuer’s Principal Executive Offices:

2051 Palomar Airport Road Carlsbad, CA 92011

ITEM 2(a).	Name of Person Filing:

Federal Insurance Company

The Chubb Corporation

ITEM 2(b).	Address of Principal Business Office:

15 Mountain View Road Warren, NJ 07061-1615

ITEM 2(c).	Citizenship:

Federal Insurance Company — Indiana, U.S.

The Chubb Corporation — New Jersey, U.S.

ITEM 2(d).	Title of Class of Securities:

Common Stock

ITEM 2(e).	CUSIP Number:

02081G 10 2

ITEM 3.	Type of reporting person:

Federal Insurance Company is an Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

The Chubb Corporation is a parent holding company or control person in accordance with CFR§240.13d-1(b)(ii)(G).

ITEM 4.	Ownership.

(a) through (c). Certain information requested hereunder is set forth under Items 5 through 9 and Item 11 of the cover pages to this Schedule 13G. The shares are held directly by Federal Insurance Company, which is a wholly owned subsidiary of The Chubb Corporation.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

CUSIP No.	02081G 10 2	Page	4	of	6

Not Applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

This Schedule is being filed by The Chubb Corporation as the parent holding company of Federal Insurance Company. As stated in Item 3 above, Federal Insurance Company is an Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

ITEM 8.	Identification and Classification of Members of the Group.

Not Applicable.

ITEM 9.	Notice of Dissolution of Group.

Not Applicable.

ITEM 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	02081G 10 2	Page	5	of	6
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 13, 2008

FEDERAL INSURANCE COMPANY
By	/s/ W. Andrew Macan
Name:	W. Andrew Macan
Title:	Vice President and Secretary

THE CHUBB CORPORATION
By	/s/ W. Andrew Macan
Name:	W. Andrew Macan
Title:	Vice President and Secretary

CUSIP No.	02081G 10 2	Page	6	of	6
EXHIBIT I
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of the Schedule 13G filed herewith with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to the Schedule 13G filed herewith. In evidence thereof, the undersigned hereby execute this Agreement as of February 13, 2008.

FEDERAL INSURANCE COMPANY
By	/s/ W. Andrew Macan
Name:	W. Andrew Macan
Title:	Vice President and Secretary

THE CHUBB CORPORATION
By	/s/ W. Andrew Macan
Name:	W. Andrew Macan
Title:	Vice President and Secretary